ZI CORPORATION

2100, 840 - 7th Avenue, S.W.

Calgary, Alberta T2P 3G2

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta T2P 3C4	ONTARIO SECURITIES COMMISSION Cadillac Fairview Tower 1800, Box 55, 20 Queen Street West Toronto, ON M5H 3S8

COMMISSION DES VALEURS MOBILIERES DUE QUEBEC Stock Exchange Tower 800 Victoria Square P.O. Box 246, 22nd Floor Montreal, PQ H4Z 1G3	TORONTO STOCK EXCHANGE The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2

Dear Sirs:

Re:	ZI CORPORATION (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Zi Corporation (the "Company" or "Zi"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX.

Item 1 - Name and Address of Company

Zi Corporation

2100, 840 - 7th Avenue S.W.

Calgary, Alberta T2P 3G2

Tel: (403) 233-8875

Fax: (403) 233-8878

Item 2 - Date of Material Change

The material change occurred on May 26, 2005.

Item 3 - News Release

A News Release was issued on May 26, 2005 via CCN Matthews.

Item 4 - Summary of Material Change

Zi Corporation announces the resignation of Mr. Mike Donnell from the position of CEO and President of the company, and the appointment of Chairman Michael Lobsinger as Interim CEO and President.

Item 5 - Full Description of Material Change

Zi Corporation announces the resignation of Mr. Mike Donnell from the position of CEO and President of the company, and the appointment of Chairman Michael Lobsinger as Interim CEO and President.

A committee of the board has been struck to oversee the selection of a permanent CEO, which will begin its work immediately.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Dale Kearns, Chief Financial Officer

        Telephone: (403) 537-9769

        Fax: (403) 233-8878

Item 9 - Date of Report

This report is dated the 27th day of May, 2005.